UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-06322

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of

OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period April 1, 2005 through June 30, 2005:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received, and;
d) a summary of expenses related to operation of the Cook Coal Terminal by major cost component.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Ohio Power Company has duly caused this report to be signed on its behalf on this 11th day of August, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director  - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1
Summary of Costs Incurred	2

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005			May 2005			June 2005

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES
Rockport Plant	649,630	$1.59	$1,033	535,909	$1.59	$852	611,812	$1.59	$973
Tanners Creek Plant	97,911	1.57	154	136,086	1.59	216	35,980	1.59	57
Gavin Plant	-	1.75	-	-	1.25	-	-	1.59	-
Mountaineer Plant	62,904	1.59	100	77,560	1.59	123	116,889	1.59	186
Clifty Creek Plant	-	1.42	-	-	1.42	-	-	1.42	-
Kyger Creek Plant	-	1.36	-	-	1.42	-	-	1.40	-
SERVICE TO NON-AFFILIATES	345,841	1.33	460	396,375	1.40	555	323,106	1.33	430

TOTAL	1,156,286		$1,747	1,145,930		$1,746	1,087,787		$1,646

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005	May 2005	June 2005	Three Months Ended June 30, 2005
	(in thousands)

Labor	$467	$460	$415	$1,342
Benefits	205	232	(33)	404
Operating Materials	38	204	20	262
Maintenance	426	486	326	1,238
Other Billed Services	372	477	433	1,282
Taxes Other Than Income Tax	99	80	79	258
Rentals	581	579	584	1,744
Depreciation	19	19	19	57
Normalization (a)	(405)	(691)	(71)	(1,167)
Other	374	315	308	997
Total	$2,176	$2,161	$2,080	$6,417

(a) The normalization account levelizes monthly costs to associated power plants and is either zero or close to zero at year end.